SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

BVR SYSTEMS (1998) LTD. ANNOUNCED A PROMISING PROSPECTS FOR FY2008 AND ENCOURAGING VISIBILITY INTO NEXT YEAR’S FINANCIAL PERFORMANCE

Rosh Ha’ayin, Israel – November 25, 2008 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net profit of $0.3 million or $0.00 per share for the third quarter of 2008, compared with a net loss of $0.9 million, or $0.01 per share for the third quarter of 2007.

        For the nine months ended September 30, 2008 the net profit sums up to $1.1 million or $0.01 per share, compared with a net loss of $2.0 million, or $0.02 per share for the nine months ended September 30, 2007.

        Revenues for the third quarter of 2008 were $9.1 million, compared with revenues of $2.7 million for the third quarter of 2007. The total revenues for the nine months ended September 30, 2008 are $23.3, compared with total revenues of $9.7 million for the nine months ended September 30, 2007.

        Gross profit for the third quarter of 2008 was $2.2 million, compared with a gross profit of $0.5 million for the third quarter of the previous year.

        Operating profit for the third quarter of 2008 was $0.6 million, compared with an operating loss of $0.8million for the same period last year.

        BVR’s order backlog at the end of the third quarter of 2008 was approximately $59.5 million.

        For FY2008, the Company estimates to have revenues of more than $31 million, an increase of 140% compared with revenues of $13.1 million in FY2007. In addition, the Company estimates to have a funded backlog of $58 million on December 31st 2008 out of which approximately 66% is expected to be delivered during 2009.

        Mr. Ilan Gillies, BVR Systems’ CEO, commented: “I am pleased with the fact that we are able to present a third consecutive profitable quarter. We continue to meet our targets on both deliveries on the existing backlog as well as win new orders. Our focus on areas where we have a unique and compelling offering result with a strong position in our market niche. With this, the company reached a turnover of revenue that supports the continued profitability and growth”.

        Mr. Aviv Tzidon, BVR System’s Chairman of the board said that: “the fact that we are able to continue to grow strong at this challenging time is a testimony of the strength of our strategy. “.

IFRS Reporting:
This condensed unaudited financial information has been prepared according to International Financial Reporting Standards (“IFRS”). The preparation of the financial information in accordance with IFRS resulted in changes to the accounting policies as compared with the previous financial statements prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”). The new accounting policies have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2007 for the purposes of the transition to IFRSs, as required by IFRS 1. The impact of the transition from previous GAAP to IFRSs resulted mainly with an increase to operating expenses of $ 218 thousands, and $ 232 thousands for the nine months ended September 30, 2007, and for the year ended December 31, 2007, respectively. The increase to the operating expenses was due to increased stock based compensation expenses and the increase in employees benefits cost for the reported periods. In addition, various balance sheet reclassifications were done in order to conform to the current period presentation.

BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB) is a diversified world leader in advanced defense training and simulation systems. For more information, visit the Company’s web site at http://www.bvrsystems.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reductions in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Ilan Gillies, CEO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	September 30		December 31 2007
	2008	2007
	$ thousands	$ thousands	$ thousands
	Unaudited	Unaudited	Audited

Assets

Cash and cash equivalents	1,729	3,483	1,520
Restricted bank deposits	6,152	752	1,434
Trade receivables	5,487	1,883	2,433
Other receivables	1,307	371	313
Inventories	1,322	2,021	1,322

Total current assets	15,997	8,510	7,022

Other non-current assets	2,309	1,923	2,136
Property, plant and equipment	945	903	880
Intangible asset	49	146	122

Total non-current assets	3,303	2,972	3,138

Total assets	19,300	11,482	10,160

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	September 30		December 31 2007
	2008	2007
	$ thousands	$ thousands	$ thousands
	Unaudited	Unaudited	Audited

Liabilities

Bank overdraft	-	-	466
Short-term loans from bank and others	120	620	620
Trade payables	4,575	1,412	1,922
Deferred revenue	9,537	3,753	3,591
Other payables	1,930	1,650	1,728
Income taxes payables	-	230	-
Provisions	74	76	84

Total current liabilities	16,236	7,741	8,411

Employee benefits	120	79	64

Total non current liabilities	120	79	64

Total liabilities	16,356	7,820	8,475

Shareholders' equity

Share capital	25,891	25,861	25,861
Additions paid-in capital	16,944	16,954	16,954
Accumulated deficit	(39,891)	(39,153)	(41,130)

Total shareholders' equity	2,944	3,662	1,685

Total liabilities and shareholders' equity	19,300	11,482	10,160

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations

	Nine months ended		Three months ended		Year ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007	December 2007
	$ thousands	$ thousands	$ thousands	$ thousands	$ thousands
	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Revenues:
Sales	21,509	9,203	8,936	2,600	12,547
Royalties commissions and Others	1,783	528	178	105	559

Total revenues	23,292	9,731	9,114	2,705	13,106

Cost of revenues	17,008	7,519	6,924	2,222	10,763
Inventory write-off	-	-	-	-	699

Total cost of revenues	17,008	7,519	6,924	2,222	11,462

Gross profit	6,284	2,212	2,190	483	1,644

Operating expenses:
Research and development	894	719	374	194	959
Selling and marketing	1,742	1,637	571	522	2,241
General and administrative	2,299	1,870	693	588	2,522

Total operating expenses	4,935	4,226	1,638	1,304	5,722

Operating profit (loss)	1,349	(2,014)	552	(821)	(4,078)

Financial income	328	*151	45	* 30	*231
Financial expenses	(547)	* (196)	(341)	*(61)	*(249)

Financial expenses, net	(219)	(45)	(296)	(31)	(18)

Profit (loss) before taxes on income	1,130	(2,059)	256	(852)	(4,096)

Income tax expense	-	-	-	-	-

Net profit (loss) for the period	1,130	(2,059)	256	(852)	(4,096)

Profit (loss) per share:
Basic profit (loss) per share (in $)	0.01	(0.02)	0.00	(0.01)	(0.03)

Diluted profit (loss) per share (in $)	0.01	(0.02)	0.00	(0.01)	(0.03)

*	Certain amounts of comparative data were reclassified in order to conform with the current period presentation.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: November 25, 2008